Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	March 31 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents		46.4	27.3
Trade receivables and other		368.4	331.7
Derivative financial instruments	11	1.5	7.6
Inventory		95.2	108.1
		511.5	474.7
Non-current assets
Property, plant and equipment	5	5,109.8	5,014.5
Intangible assets and goodwill		2,606.5	2,622.7
Investments in equity accounted investees		163.6	161.2
Derivative financial instruments	11	0.2	0.3
Other receivables			3.1
		7,880.1	7,801.8

Total Assets		8,391.6	8,276.5
Liabilities and Shareholders' Equity
Current liabilities
Trade payables and accrued liabilities		407.9	344.7
Dividends payable		41.4	39.6
Loans and borrowings	6	12.1	11.7
Derivative financial instruments	11	7.3	15.9
		468.7	411.9
Non-current liabilities
Loans and borrowings	6	1,607.2	1,932.8
Convertible debentures		611.1	610.0
Derivative financial instruments	11	70.2	51.8
Employee benefits		28.4	28.6
Share-based payments		7.1	17.2
Deferred revenue		4.1	3.1
Provisions	7	343.9	361.2
Deferred tax liabilities		606.8	584.5
		3,278.8	3,589.2
Total Liabilities		3,747.5	4,001.1

Shareholders' Equity
Equity attributable to shareholders of the Company:
Share capital	8	5,723.2	5,324.0
Deficit		(1,058.4)	(1,027.7)
Accumulated other comprehensive income		(26.1)	(26.1)
		4,638.7	4,270.2
Non-controlling interest		5.4	5.2
Total Equity		4,644.1	4,275.4

Total Liabilities and Shareholders' Equity		8,391.6	8,276.5

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

3 Months Ended March 31 ($ millions, except per share amounts)	Note	2013	2012
Revenue		1,285.7	475.5
Cost of sales		1,089.8	369.2
Gain (loss) on commodity-related derivative financial instruments	11	7.9	(3.8)
Gross profit		203.8	102.5

General and administrative		32.6	17.6
Acquisition-related and other expense (income)		(0.6)	22.1
		32.0	39.7

Results from operating activities		171.8	62.8

Finance income		(1.6)	(3.1)
Finance costs		52.4	22.6
Net finance costs	9	50.8	19.5

Earnings before income tax and equity accounted investees		121.0	43.3

Share of loss (profit) of investments in equity accounted investees, net of tax		0.3	(0.2)

Current tax expense		4.2
Deferred tax expense		26.0	10.9
Income tax expense		30.2	10.9

Earnings and total comprehensive income for the period		90.5	32.6

Earnings and total comprehensive income attributable to:
Shareholders of the Company		90.3	32.6
Non-controlling interest		0.2
		90.5	32.6

Earnings per share attributable to shareholders of the Company:
Basic and diluted earnings per share (dollars)		0.30	0.19

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Share Capital	Deficit	Accumulated Other Comprehensive Income	Total	Non- controlling Interest	Total Equity
December 31, 2012		5,324.0	(1,027.7)	(26.1)	4,270.2	5.2	4,275.4
Earnings and total comprehensive income for period			90.3		90.3	0.2	90.5
Transactions with shareholders of the Company
Share-based payment transactions	8	3.2			3.2		3.2
Dividends declared	8		(121.0)		(121.0)		(121.0)
Common shares issued, net of issue costs	8	334.9			334.9		334.9
Dividend reinvestment plan	8	67.0			67.0		67.0
Debenture conversions and other	8	(5.9)			(5.9)		(5.9)
Total transactions with shareholders of the Company		399.2	(121.0)		278.2		278.2
March 31, 2013		5,723.2	(1,058.4)	(26.1)	4,638.7	5.4	4,644.1

December 31, 2011		1,811.7	(834.9)	(15.2)	961.6		961.6
Earnings and total comprehensive income for period			32.6		32.6		32.6
Transactions with shareholders of the Company
Share-based payment transactions		1.5			1.5		1.5
Dividends declared			(65.7)		(65.7)		(65.7)
Dividend reinvestment plan		28.0			28.0		28.0
Total transactions with shareholders of the Company		29.5	(65.7)		(36.2)		(36.2)
March 31, 2012		1,841.2	(868.0)	(15.2)	958.0		958.0

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

3 Months Ended March 31 ($ millions)	Note	2013	2012
Cash provided by (used in):
Operating activities:
Earnings for the period		90.5	32.6
Adjustments for:
Depreciation and amortization		43.1	22.5
Unrealized (gain) loss on commodity-related derivative financial instruments	11	(5.8)	3.5
Net finance costs	9	50.8	19.5
Share of loss (profit) of investments in equity accounted investees, net of tax		0.3	(0.2)
Deferred income tax expense		26.0	10.9
Share-based payments expense		9.1	3.6
Employee future benefits expense		2.7	1.4
Other		0.4	0.6
Changes in non-cash working capital		20.9	(12.4)
Payments from equity accounted investees		4.8	4.1
Decommissioning liability expenditures		(0.3)	(1.1)
Employer future benefit contributions		(3.2)	(2.5)
Net interest paid		(10.3)	(17.2)
Cash flow from operating activities		229.0	65.3

Financing activities:
Bank borrowings			66.9
Repayment of loans and borrowings		(325.3)	(2.7)
Issuance of equity		345.2
Share issue costs		(13.8)
Financing fees		(1.0)	(2.8)
Exercise of stock options		2.6	1.0
Dividends paid (net of shares issued under the Dividend Reinvestment Plan)		(52.1)	(37.6)
Cash flow from financing activities		(44.4)	24.8

Investing activities:
Capital expenditures		(137.1)	(54.9)
Changes in non-cash investing working capital and other		(23.6)	(32.3)
Contributions to equity accounted investees		(4.8)
Cash flow used in investing activities		(165.5)	(87.2)
Change in cash		19.1	2.9
Cash (bank indebtedness), beginning of period		27.3	(0.7)
Cash and cash equivalents, end of period		46.4	2.2

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and jointly controlled entities as at and for the three months ended March 31, 2013. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2012. The interim financial statements were authorized for issue by the Board of Directors on May 9, 2013.

Pembina owns or has interests in pipelines that transport conventional crude oil and natural gas liquids ("NGL"), oil sands and heavy oil pipelines, gas gathering and processing facilities, and an NGL infrastructure and logistics business. Facilities are located in Canada and in the U.S. Pembina also offers midstream services that span across its operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2012 financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements.

New standards

The following new standards, interpretations, amendments and improvements to existing standards issued by the IASB or International Financial Reporting Interpretations Committee ("IFRIC") were adopted as of January 1, 2013 without any material impact to Pembina's Financial Statements: IFRS 7 Financial Instruments: Disclosures, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of interests in Other Entities, IFRS 13 Fair Value Measurement, and IAS 19 Employee Future Benefits.

3.	DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

ii)	Intangible assets

The fair value of intangible assets acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

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Pembina Pipeline Corporation

iii)	Derivatives

Fair value of derivatives, with the exception of the redemption liability which is related to the acquisition of the Company's subsidiary, are estimated by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, quoted market prices per share and volatility rates at the period ends.

The redemption liability related to one of the Company's subsidiaries represents a put option, held by the non-controlling interest, to sell the remaining one-third of the business to the Company after the third anniversary of the acquisition date (October 3, 2014). The put price to be paid by the Company for the residual interest upon exercise is based on a multiple of the subsidiary's earnings during the three year period prior to exercise, adjusted for associated capital expenditures and debt based on management estimates (see Note 11 "Financial Instruments and Financial Risk Management").

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company entity and counterparty when appropriate.

iv)	Non-derivative financial assets and liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the convertible debentures, the fair value is determined by the market price of the convertible debenture on the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements. For disclosure purposes, carrying value is a reasonable approximation for fair value for cash and cash equivalents, trade receivables and other, trade payables and accrued liabilities, finance lease liabilities and dividends payable.

v)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, expected forfeitures and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The fair value of the long-term share unit award incentive plan and associated distribution units are measured based on the reporting date market price of the Company's shares. Expected dividends are not taken into account in determining fair value as they are issued as additional distribution share units.

4.	ACQUISITION

On April 2, 2012, Pembina acquired all of the outstanding Provident Energy Ltd. ("Provident") common shares (the "Provident Shares") in exchange for 116,535,750 Pembina common shares valued at approximately $3.3 billion (the "Acquisition").

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Pembina Pipeline Corporation

The purchase price equation, subject to finalization, is based on assessed fair values and is estimated as follows:

($ millions)
Cash	9
Trade receivables and other	195
Inventory	87
Property, plant and equipment	1,988
Intangible assets and goodwill (including $1,747 goodwill)	2,408
Trade payables and accrued liabilities	(249)
Derivative financial instruments – current	(53)
Derivative financial instruments – non-current	(36)
Loans and borrowings	(215)
Convertible debentures	(317)
Provisions and other	(128)
Deferred tax liabilities	(406)
Other equity	6
Non-controlling interest	(5)
3,284

Revenue generated by the Provident business for the quarter ending March 31, 2013, before intersegment eliminations was $506.3 million. Gross profit, before intersegment eliminations, for the same period was $68.1 million.

For more information, please see Note 5 of the Consolidated Financial Statements for the year ended December 31, 2012.

5.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2012	88.0	2,593.7	2,072.2	506.6	751.8	6,012.3
Additions		0.2	3.1	4.1	129.7	137.1
Change in decommissioning provision		(5.7)	(7.0)			(12.7)
Capitalized interest					7.4	7.4
Transfers		2.9	2.3	(0.5)	(4.7)
Disposals and other		(0.1)	(0.1)	0.9		0.7
Balance at March 31, 2013	88.0	2,591.0	2,070.5	511.1	884.2	6,144.8

Depreciation
Balance at December 31, 2012	4.4	776.7	171.9	44.8		997.8
Depreciation		14.1	16.1	6.6		36.8
Disposals		0.1	(0.1)	0.4		0.4
Balance at March 31, 2013	4.4	790.9	187.9	51.8		1,035.0

Carrying amounts
December 31, 2012	83.6	1,817.0	1,900.3	461.8	751.8	5,014.5
March 31, 2013	83.6	1,800.1	1,882.6	459.3	884.2	5,109.8

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Pembina Pipeline Corporation

Commitments

At March 31, 2013, the Company has contractual commitments for the acquisition and or construction of property, plant and equipment of $872.1 million (December 31, 2012: $362.8 million).

6.	LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

($ millions)				Carrying amount(3)
	Available facilities at March 31, 2013	Nominal interest rate	Year of maturity	March 31, 2013	December 31, 2012
Operating facility(1)	30.0	prime + 0.45 or BA(2) + 1.45	2014
Revolving unsecured credit facility	1,500.0	prime + 0.45 or BA(2) + 1.45	2018	195.0	520.7
Senior unsecured notes – Series A	175.0	5.99	2014	174.7	174.7
Senior unsecured notes – Series C	200.0	5.58	2021	197.1	197.0
Senior unsecured notes – Series D	267.0	5.91	2019	265.7	265.6
Senior unsecured term facility	75.0	6.16	2014	74.8	74.8
Senior unsecured medium-term notes 1	250.0	4.89	2021	248.8	248.7
Senior unsecured medium-term notes 2	450.0	3.77	2022	447.8	447.9
Subsidiary debt	9.7	5.02	2014	9.7	9.3
Finance lease liabilities				5.7	5.8
Total interest bearing liabilities	2,956.7			1,619.3	1,944.5
Less current portion				(12.1)	(11.7)
Total non-current				1,607.2	1,932.8

(1)	Operating facility expected to be renewed on an annual basis.
(2)	Bankers' Acceptance.
(3)	Deferred financing fees are all classified as non-current. Non-current carrying amount of facilities are net of deferred financing fees.

Pembina's $1.5 billion revolving credit facility was extended by one year from March 2017 to March 2018 and the $30 million operating facility was also extended by one year from July 2013 to July 2014.

7.	PROVISIONS

($ millions)	Total
Balance at December 31, 2012(1)	361.7
Unwinding of discount rate	2.1
Decommissioning liabilities settled during the period	(0.3)
Change in estimates and other	(19.3)
Total	344.2
Less current portion (included in accrued liabilities)	(0.3)
Balance at March 31, 2013	343.9

(1)	Includes current portion of $0.5 million (included in accrued liabilities).

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Pembina Pipeline Corporation

The Company applied a 2 percent inflation rate per annum (December 31, 2012: 2 percent) and a risk free rate of 2.5 percent (December 31, 2012: 2.36 percent) to calculate the present value of the decommissioning provision. The remeasured decommissioning provision decreased property, plant and equipment and decommissioning provision liability. Of the re-measurement reduction of the decommissioning provision, $6.8 million was in excess of the carrying amount of the related asset and is recognized as a credit to depreciation expense.

8. SHARE CAPITAL

($ millions, except share amounts)	Number of Common Shares		Share Capital
Balance December 31, 2012	293,226,473		5,324.0
Common shares issued, net of issue costs	11,206,750		334.9
Share-based payment transactions	154,447		3.2
Dividend reinvestment plan	2,394,852		67.0
Debenture conversions and other	10,255		(5.9)
Balance March 31, 2013	306,992,777	(1)	5,723.2

(1)	Weighted average number of common shares outstanding for the three months ended March 31, 2013 is 295.9 million (2012: 168.3 million). On a fully diluted basis, the weighted average number of common shares outstanding for the three months ended March 31, 2013 is 296.7 million (2012: 168.9 million).

On March 21, 2013, Pembina closed a bought deal offering of 11,206,750 shares at a price of $30.80 per share for aggregate gross proceeds of $345.2 million ($334.9 million, net of issue costs).

Dividends

The following dividends were declared by the Company:

3 Months Ended March 31 ($ millions)	2013	2012
$0.405 per qualifying common share (2012: $0.39 )	121.0	65.7

On April 5, 2013 Pembina announced that the Board of Directors declared a dividend for April of $0.135 per qualifying common share ($1.62 annualized) in the total amount of $41.6 million.

9.	NET FINANCE COSTS

3 Months Ended March 31 ($ millions)	2013	2012
Interest income from:
Related parties		(0.3)
Bank deposits	(0.6)
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	17.0	15.4
Convertible debentures	10.6	4.6
Finance leases	0.3	0.1
Unwinding of discount	2.1	2.5
(Gain) loss in fair value of non-commodity-related derivative financial instruments	(0.7)	(2.8)
Loss on revaluation of conversion feature on convertible debentures	22.4
Foreign exchange (gains) loss	(0.3)
Net finance costs	50.8	19.5

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Pembina Pipeline Corporation

10.	OPERATING SEGMENTS

3 Months Ended March 31, 2013 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	95.8	43.4			(13.1)	126.1
Midstream services				1,132.1		1,132.1
Gas Services			27.5			27.5
Total revenue	95.8	43.4	27.5	1,132.1	(13.1)	1,285.7
Operations	35.3	11.9	8.9	21.8	(0.7)	77.2
Cost of goods sold(3)				983.9	(13.1)	970.8
Realized gain (loss) on commodity-related derivative financial instruments				2.1		2.1
Operating margin	60.5	31.5	18.6	128.5	0.7	239.8
Depreciation and amortization (operational)	1.6	4.9	3.6	31.7		41.8
Unrealized gain (loss) on commodity-related derivative financial instruments	0.9			4.9		5.8
Gross profit	59.8	26.6	15.0	101.7	0.7	203.8
Depreciation included in general and administrative					1.3	1.3
Other general and administrative	2.5	1.0	1.3	6.4	20.1	31.3
Acquisition-related and other expenses (income)				0.1	(0.7)	(0.6)
Reportable segment results from operating activities	57.3	25.6	13.7	95.2	(20.0)	171.8
Net finance costs	1.0	0.3	0.1	0.1	49.3	50.8
Reportable segment earnings (loss) before tax and income from equity accounted investees	56.3	25.3	13.6	95.1	(69.3)	121.0
Share of loss (profit) of investments in equity accounted investees, net of tax				0.3		0.3
Capital expenditures	61.4	12.1	38.5	23.9	1.2	137.1

3 Months Ended March 31, 2012 ($ millions)
Revenue:
Pipeline transportation	82.2	43.1				125.3
Midstream services				331.1		331.1
Gas Services			19.1			19.1
Total revenue	82.2	43.1	19.1	331.1		475.5
Operations	27.5	13.0	6.1	2.4	(0.6)	48.4
Cost of goods sold(3)				299.1		299.1
Realized gain (loss) on commodity-related derivative financial instruments	(0.3)					(0.3)
Operating margin	54.4	30.1	13.0	29.6	0.6	127.7
Depreciation and amortization (operational)	11.9	4.9	3.2	1.7		21.7
Unrealized loss on commodity-related derivative financial instruments	(3.0)			(0.5)		(3.5)
Gross profit	39.5	25.2	9.8	27.4	0.6	102.5
Depreciation included in general and administrative					0.8	0.8
Other general and administrative	0.9	1.0	0.5	1.3	13.1	16.8
Acquisition-related and other expenses (income)	1.2	(0.1)			21.0	22.1
Reportable segment results from operating activities	37.4	24.3	9.3	26.1	(34.3)	62.8
Net finance costs	1.6	0.5	0.1		17.3	19.5
Reportable segment earnings (loss) before tax and income from equity accounted investees	35.8	23.8	9.2	26.1	(51.6)	43.3
Share of loss (profit) of investments in equity accounted investees, net of tax				(0.2)		(0.2)
Capital expenditures	11.1	5.8	34.0	2.3	1.7	54.9

(1)	5.6 percent of Conventional Pipelines revenue is under regulated tolling arrangements (4.5 percent for quarter ending March 31, 2012).
(2)	Midstream services revenue includes $50.5 million associated with U.S. midstream sales (nil for quarter ending March 31, 2012).
(3)	Including product purchases.

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Pembina Pipeline Corporation

11.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	March 31, 2013			December 31, 2012
($ millions)	Carrying Amount		Fair Value	Carrying Amount		Fair Value
Financial assets carried at fair value
Derivative financial instruments	1.7		1.7	7.9		7.9

Financial liabilities carried at fair value
Derivative financial instruments	77.5		77.5	67.7		67.7

Financial liabilities carried at amortized cost
Loans and borrowings	1,619.3		1,780.8	1,944.5		2,089.7
Convertible debentures	611.1	(1)	777.2	610.0	(1)	725.0
	2,230.4		2,558.0	2,554.5		2,814.7

(1) Carrying amount excludes conversion feature of convertible debentures.

The basis for determining fair values is disclosed in Note 3.

Fair value hierarchy

The fair value of financial instruments carried at fair value is classified according to the following hierarchy based on the amount of observable inputs used to value the instruments.

Level 1: Unadjusted quoted prices are available in active markets for identical assets or liabilities as the reporting date. Pembina uses Level 1 inputs for the disclosed fair value measurements of the convertible debentures.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for commodities, future power contracts, interest rates and foreign exchange rates from information sources including banks, Bloomberg Terminals and Natural Gas Exchange (NGX). With the exception of one item described under Level 3, all of Pembina's financial instruments carried at fair value are valued using Level 2 inputs.

Level 3: Valuations in this level require the most significant judgments and consist primarily of unobservable or non-market based inputs. Level 3 inputs include longer-term transactions, transactions in less active markets or transactions at locations for which pricing information is not available. In these instances, internally developed methodologies are used to determine fair value. The redemption liability related to acquisition of subsidiary is classified as a Level 3 instrument, as the fair value is determined by using inputs that are not based on observable market data. The liability represents a put option, held by the non-controlling interest of Three Star Trucking Ltd. ("Three Star"), to sell the remaining one-third of the business to Pembina after the third anniversary of the original acquisition date (October 3, 2014). The put price to be paid by the Company for the residual interest upon exercise is based on a multiple of Three Star's earnings during the three year period prior to exercise, adjusted for associated capital expenditures and debt based on management estimates. These estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

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Pembina Pipeline Corporation

Financial instruments classified as Level 3

($ millions)	2013
Redemption liability, January 1, 2013	5.3
Gain on revaluation	(1.0)
Redemption liability, March 31, 2013	4.3

The following table is a summary of the net derivative financial instrument liability:

($ millions)	March 31 2013	December 31 2012
Frac spread related	(0.6)	(3.1)
Product margin	0.7	(1.1)
Corporate
Power	(5.7)	(7.1)
Interest rate	(13.1)	(14.3)
Foreign exchange	(0.8)	0.7
Other derivative financial instruments
Conversion feature of convertible debentures	(52.0)	(29.6)
Redemption liability related to acquisition of subsidiary	(4.3)	(5.3)
Net derivative financial instruments liability	(75.8)	(59.8)

Commodity-Related Derivative Financial Instruments	3 Months Ended March 31
($ millions)	2013	2012
Realized gain (loss) on commodity-related derivative financial instruments
Frac spread related	0.6
Product margin	1.5
Power		(0.3)
Realized gain (loss) on commodity-related derivative financial instruments	2.1	(0.3)
Unrealized gain (loss) on commodity-related derivative financial instruments	5.8	(3.5)
Gain (loss) on commodity-related derivative financial instruments	7.9	(3.8)

For non-commodity-related derivative financial instruments see Note 9, Net Finance Costs.

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Pembina Pipeline Corporation

Sensitivity analysis

The following table shows the impact on earnings if the underlying risk variables of the derivative financial instruments changed by a specified amount, with other variables held constant.

As at March 31, 2013 ($ millions)		+ Change	- Change
Frac spread related
Natural gas	(AECO +/- $1.00 per GJ)	4.6	(4.6)
NGL (includes propane, butane)	(Belvieu +/- U.S. $0.10 per gal)	(2.5)	2.5
Foreign exchange (U.S.$ vs. Cdn$)	(FX rate +/- $0.05)	(1.8)	1.8
Product margin
Crude oil	(WTI +/- $5.00 per bbl)	(5.1)	5.1
NGL (includes propane, butane and condensate)	(Belvieu +/- U.S. $0.10 per gal)	3.1	(3.1)
Corporate
Interest rate	(Rate +/- 50 basis points)	3.4	(3.4)
Power	(AESO +/- $5.00 per MW/h)	3.4	(3.4)
Conversion feature of convertible debentures	(Pembina share price +/- $0.50 per share)	(2.9)	2.8

12.	SUBSEQUENT EVENTS

On April 8, 2013, Pembina announced the availability of its Dividend Reinvestment Plan ("DRIP") to U.S. shareholders effective immediately. The new common shares purchased with reinvested dividends will be issued from Pembina's treasury at a 5% discount to the average market price (calculated under the DRIP).

On April 30, 2013, Pembina closed the offering of $200 million of senior unsecured, medium-term notes ("Notes"). The Notes have a fixed interest rate of 4.75 percent per annum paid semi-annually, and will mature on April 30, 2043. The net proceeds from the offering of Notes were used to pay down Pembina's existing credit facility.

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Pembina Pipeline Corporation

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CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 3800, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

AUDITORS

KPMG LLP

Chartered Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

TSX listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.C, PPL,DB.E, PPL.DB.F

NYSE listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

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